Via Facsimile and U.S. Mail
Mail Stop 6010


March 7, 2006

Mr. Richard Gabriel
President
DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, FL 34236


	Re:	DNAPrint Genomics, Inc.
	Item 4.02(a) Form 8-K
      	Filed March 6, 2006
	File No. 000-31905

Dear Mr. Gabriel:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02(a) Form 8-K filed March 6, 2006
1. Please refer to Item 4.02(a)(3) of Form 8-K and revise your filing to state explicitly whether your audit committee, or, in the absence of an audit committee, your board of directors or other authorized officer(s) discussed the subject matter disclosed in the filing with your independent accountants.

*    *    *    *

      Please provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comment.
Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      If you have any questions, please do not hesitate to call me at
(202) 551-3657.



      Sincerely,


							Amy C. Bruckner
							Staff Accountant
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Mr. Richard Gabriel
DNAPrint Genomics, Inc.
March 7, 2006
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